

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 9, 2017

Xi Wen
Chairman, President and Secretary
Senmiao Technology Limited
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China 610000

> **Re:** **Senmiao Technology Limited**
> **Registration Statement on Form S-1**
> **Filed October 30, 2017**
> **File No. 333-221225**

Dear Mr. Wen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Cover Page

1. Noting the Rule 415 box is checked, please advise the staff why you have checked the box or revise to delete the check.

Corporate History and Structure, page 2

2. Please revise to disclose the ownership interests of your VIE.

Risk Factors

From Time to Time we may evaluate and potentially consummate strategic investment…

3. Revise to disclose if you any current plans, arrangements or understandings to make any acquisitions.

Use of Proceeds, page 50

4. Revise the fifth paragraph to name the subsidiary and quantify the approximate amount of capital contributions you intend to make and the amount of loans intended.

5. Revise the sixth paragraph to disclose the current amount of registered capital in the WFOE and whether there is any limit to increases.

6. Revise the seventh paragraph to disclose the amount of the WFOE's total investment approved and its registered capital.

7. Revise the penultimate paragraph to disclose details of the proposed expansion of the operations of the WFOE.

Key Factors Affecting Our Results of Operations, page 56

8. Please refer to comment 6. Please revise your filing to ensure that the total number of existing investors and the number of new investors agree to the total number of investors for the period ended December 31, 2016 as disclosed in your table on page 57.

Business

Our Corporate History and Structure, page 64

9. Revise to provide details of what revenue producing activities are and will be conducted by the WFOE.

Competition, page. 81

10. Please refer to comment 14. It is still unclear how you concluded that your competitors' platforms do not comply with restrictions on aggregate loan amounts for individual borrowers and businesses set forth in PRC regulations or how you know they are all "in the process of restructuring loans on their platforms to comply with such requirement." If this is related to their not having an established custodial system, please clarify. Otherwise, please advise or revise.

Note 1. Organization and Principal Activities

VIE Agreements with Sichuan Senmiao, page F-8

11. Please refer to comment 18. Please tell us why you believe you meet the criteria for the scope exception in ASC 810-10-50-5B since it does not appear that Senmiao Technology Limited holds the majority of the voting equity interests of the VIE.

Unaudited Financial Statements

12. Please refer to comment 20. Please include a statement of changes in stockholders' equity for the interim period presented in your next filing amendment.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or Michael Volley, Staff Accountant, at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Richard I. Anslow, Esq.